UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road
Jiading District, Shanghai 201804
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.1 sets forth the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in the Registrant’s preliminary offering memorandum dated September 18, 2023 in connection with the proposed offering of convertible senior notes.

99.2	Unaudited Interim Condensed Consolidated Financial Statements
Exhibit 99.2 sets forth the unaudited interim condensed consolidated financial statements for the six months periods ended June 30, 2022 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

	By:	/s/ Wei Feng
Name: Wei Feng
Title : Chief Financial Officer

Date: September 18, 2023